SCHEDULE 13G

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                          RIO HOTEL & CASINO INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 767147101
          -------------------------------------------------------
                               (CUSIP Number)

                             FEBRUARY 14, 2000
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|    Rule 13d-1(b)
     |X|    Rule 13d-1(c)
     |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                             Page 1 of 4 Pages


                    *SEE INSTRUCTIONS BEFORE FILLING OUT

                                SCHEDULE 13G
-----------------------------                ----- ----- ---- ----------------
CUSIP NO. 767147101                           PAGE      2    OF     4   PAGES
-----------------------------                ----- ----- ---- ----------------

1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CHILTON INVESTMENT COMPANY, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                          (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  NUMBER OF      5  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH              0

                 8  SHARED DISPOSITIVE POWER

                         0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%

12  TYPE OF REPORTING PERSON

          CO

     Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on March 12, 1998 by Richard L. Chilton, Jr. with respect to the common stock (the "Common Stock"), par value $.01 per share, of Rio Casino & Hotel Inc., a Nevada corporation, as amended by Amendment No. 1 to the Schedule 13G, filed February 17, 1999 (as amended, the "Schedule 13G"), is hereby further amended by this Amendment No. 2 to the Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G. Since the filing person no longer beneficially owns more than 5% of the Common
Stock, this filing constitutes the filing person's final statement on
Schedule 13G with respect to the Common Stock. The Schedule 13G is hereby amended as follows:


     Clauses (a)-(c) of Item 2 are hereby amended and restated in their entirety to read:


(a)-(c)        Name of Person Filing; address of principal business office;
               and citizenship.

               Chilton Investment Company, Inc.
               65 Locust Avenue, 2nd Floor
               New Canaan, Connecticut  06840

               Citizenship:  Delaware


        Item 4 is hereby amended and restated in its entirety to read:


Item 4.        OWNERSHIP:


(a)            AMOUNT BENEFICIALLY OWNED:  0 shares of Common Stock.

(b)            PERCENT OF CLASS:  0%

(c)            NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    sole power to vote or to direct the vote:

                      0

               (ii)   shared power to vote or to direct the vote:

                      0

               (iii)  sole power to dispose or to direct the disposition of:

                      0

               (iv)   shared power to dispose or to direct the disposition of:

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 15, 2000                CHILTON INVESTMENT COMPANY, INC.



                                         By:  /s/ Richard L. Chilton, Jr.
                                              ------------------------------
                                              Name:  Richard L. Chilton, Jr.
                                              Title: Chairman and Chief
                                                     Executive Officer